UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

BIOSITE INCORPORATED
(Name of Subject Company)
BIOSITE INCORPORATED
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, CA 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, CA 92121	San Diego, CA 92121
(858) 805-2000	(858) 550-6000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are copies of (i) a press release issued by Biosite Incorporated and Inverness Medical Innovations, Inc. on May 17, 2007, (ii) a letter sent to employees of Biosite Incorporated on May 17, 2007 and (iii) an Employee Questions and Answers document provided to employees of Biosite Incorporated on May 17, 2007.

FOR IMMEDIATE RELEASE

For Inverness:

Media Contacts:
Matt Benson 415-618-8750
Maggie Pisacane 212-687-8080
Sard Verbinnen & Co

Investor Relations Contact:
Doug Guarino 781-647-3900

For Biosite:

Investor Relations Contact:
Nadine Padilla 858-805-2820
INVERNESS TO ACQUIRE BIOSITE VIA CASH TENDER AT $92.50 PER SHARE
WALTHAM, Mass. and SAN DIEGO, Calif., May 17, 2007 – Inverness Medical Innovations, Inc. (Amex: IMA) and Biosite Incorporated (Nasdaq: BSTE) today announced that they have entered into a definitive merger agreement under which Inverness will acquire all of Biosite’s outstanding common stock not already owned by Inverness in a cash tender offer for $92.50 per share.
Commenting on the execution of the merger agreement, Ron Zwanziger, Chairman, President and Chief Executive Officer of Inverness said, “After many months of hard work and dedication, we are gratified to have reached an agreement with Biosite that maximizes value for their stockholders while offering the advantages and growth potential of this powerful strategic combination to our own stockholders. We expect that a combination with Biosite will be accretive to Inverness’ cash-based EPS in the near term as we quickly leverage Biosite’s strength in proprietary protein markers and robust cardiovascular platform together with our ongoing research and development efforts in the cardiac arena.”
Zwanziger continued, “Inverness has great respect and admiration for Biosite, including its business, products, R&D efforts, operations and employees, and we look forward to working closely with Biosite as we consummate this transaction and begin what we anticipate to be a smooth integration process.”
Biosite’s Chairman and Chief Executive Officer, Kim Blickenstaff, stated, “Our agreement with Inverness provides an increased all cash premium to our stockholders and reflects Inverness’ strong commitment to the transaction. Inverness’ interest in the company is a testament to the value our loyal and dedicated employees have created and I would like to thank them for their commitment and hard work. We look forward to working with Inverness to complete the transaction as expeditiously as possible.”

Prior to entering into the merger agreement with Inverness, Biosite terminated the merger agreement it previously entered into with Beckman Coulter and its acquisition subsidiary in accordance with its terms.
Inverness will promptly commence a tender offer for all of Biosite’s outstanding common stock not already owned by Inverness. The offer is conditioned upon at least a majority of the outstanding Biosite shares, determined on a fully diluted basis, being tendered, as well as the satisfaction of regulatory and other customary conditions. Approval of the transaction by Inverness’ stockholders is not required. In the event that the tender offer is not closed by July 3, 2007, Biosite’s shareholders will receive $0.015205 per share for each day following July 3, 2007 until the date on which the tender offer is closed. The transaction is currently expected to close at the end of the second quarter or the beginning of the third quarter of 2007.
Advisors:
UBS Investment Bank is acting as financial advisor to Inverness as well as serving as dealer manager for the proposed tender offer. Covington Associates is acting as financial advisor to Inverness and Goldman, Sachs & Co. is acting as financial advisor to Biosite. Goodwin Procter LLP is serving as legal counsel to Inverness and Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP are serving as legal counsel to Biosite.
# # #
About Inverness:
Inverness Medical Innovations, Inc. is a leading developer of advanced diagnostic devices and is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of professional diagnostic and consumer-oriented applications including immuno-diagnostics with a focus on women’s health, cardiology and infectious disease. The Company’s new product development efforts, as well as its position as a leading supplier of consumer pregnancy and fertility/ovulation tests and rapid point-of-care diagnostics, are supported by the strength of its intellectual property portfolio. Inverness is headquartered in Waltham, Massachusetts.
For additional information on Inverness Medical Innovations, Inc., please visit our website at www.invernessmedical.com.
About Biosite:
Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage(R) rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements reflect Inverness’ and Biosite’s current views with respect to future events and are based on their respective managements’ current assumptions and information currently available. Actual results may differ materially due to numerous factors including, without limitation, risks associated with general competitive factors, market and economic conditions generally, the demand for the acquired products, the ability of Inverness and Biosite to successfully develop and commercialize the acquired products, the risks and uncertainties described in Inverness’ annual report on Form 10-K, as amended, for the period ended December 31, 2006 and Biosite’s quarterly report on Form 10-Q for the period ended March 31, 2007, and other factors identified from time to time in their respective periodic filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties relating to the proposed transaction include, without limitation: volatility in the market price of Biosite’s common shares; the lack of assurance that regulatory approvals or exemptions will be obtained or the proposed offer conditions will be satisfied; the extent to which holders of common shares determine to tender their shares to the Inverness offer; Inverness will not obtain the requisite debt financing for the transaction, or if obtained and the proposed transaction is consummated, Inverness would significantly increase its level of indebtedness; the anticipated benefits, including synergies and accretion, of the transaction will not be realized; the closing conditions to any transaction that may be entered into are not realized; and the proposed transactions will not be consummated. These forward-looking statements speak only as of the date of this press release, and neither Inverness nor Biosite undertake any obligation to update or revise any forward-looking statements contained herein.
Additional Information About the Proposed Transaction and Where to Find It:
This report is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. The tender offer for the shares of Biosite by Inverness has not commenced. Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Inverness and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Inverness by mailing requests for such materials to: Investor Relations

Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

May 17, 2007
Dear Biosite Employee:
Today we announced that Biosite has signed a definitive merger agreement with Inverness Medical Innovations, Inc. under which Inverness will acquire Biosite in a cash tender offer for all of Biosite’s outstanding common stock at a price of $92.50 per share, or approximately $1.6 billion in cash at closing.
Attached is a copy of today’s press release, along with a set of Questions & Answers intended to provide you with more information regarding the merger agreement with Inverness. We anticipate initiating discussions with Inverness regarding integration in the very near future and we look forward to providing you with further information as soon as we are able.
We encourage you to keep in touch with your director and, in addition, you should feel free to contact Nadine Padilla, Susan Schotthoefer or Suzy Zoumaras at any time with questions.
Throughout this process, it is important that our Company speaks with one voice. Please forward any calls you might receive from the news media or other interested parties to Nadine Padilla, Biosite Vice President, Corporate & Investor Relations at x52820.
The merger agreement with Inverness is an important milestone for Biosite and an exciting new chapter in our Company’s history. On behalf of Biosite’s Board and management team, we wish to again thank you for your continued commitment and support as we move forward to complete the transaction with Inverness.
Sincerely,
Kim Blickenstaff
Chairman and Chief Executive Officer
Ken Buechler
President and Chief Scientific Officer
-more-

Additional Information and Where To Find It
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. The tender offer for the shares of Biosite has not commenced. Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Inverness and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Inverness by mailing requests for such materials to: Inverness Medical Innovations, Inc., Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

BIOSITE/INVERNESS
ACQUISITION ANNOUNCEMENT
EMPLOYEE QUESTIONS AND ANSWERS
May 17, 2007
In an effort to quickly and openly share information and answer some of the questions you may have regarding today’s announcement, the following Q&A has been prepared. This document is provided for your information only. Inquiries from external parties, including investors and media, should be forwarded to Nadine Padilla, VP, Corporate & Investor Relations. After reviewing the Q&A document if you have unanswered questions, please contact your department Director or Vice President, Nadine Padilla or Suzy Zoumaras. You may also submit questions via email to merger@biosite.com.
We are committed to providing answers to your questions as quickly as possible and will provide regular updates as there is information to share. However, for legal reasons, please know that there will be certain information the company is prohibited from sharing.
General Topics
What was announced?
Today we announced that Biosite Incorporated (“Biosite”) has signed a definitive merger agreement under which Inverness Medical Innovations (“Inverness”) will acquire Biosite in a cash tender offer for all of Biosite’s outstanding common stock at $92.50 per share, or approximately $1.6 billion in cash at closing.
What happened with the Beckman Coulter acquisition?
We previously announced that our Board of Directors had determined that the Inverness offer constituted a “Superior Proposal” as defined in the previous merger agreement between Beckman Coulter, Inc. (“Beckman Coulter”) and Biosite. In addition, Beckman Coulter announced that it would not increase the price offered for shares of Biosite common stock in its previous tender offer beyond its offer price of $90 per Share. Accordingly, Biosite terminated its previous merger agreement with Beckman Coulter and entered into the Inverness merger agreement.
What happens to Beckman Coulter now? Will they continue to be a distributor for Biosite?
While we cannot speak on behalf of Beckman Coulter, we can say that we very much appreciate the value of Biosite’s partnership with Beckman Coulter and hope as a combined company to maintain and expand that relationship well into the future.
Who is Inverness?
Inverness Medical Innovations is a leading global developer of advanced rapid diagnostic devices and is presently developing new opportunities for its proprietary electrochemical and other technologies in a variety of professional diagnostic and consumer-oriented applications including rapid immuno- diagnostics with a focus on women’s health, cardiology and infectious disease. Inverness is headquartered in Waltham, Massachusetts, with major affiliates throughout Europe and in China, Japan and Israel. Information on the company can be found at www.invernessmedical.com.

-more-	1

Why is Inverness interested in Biosite?
While we cannot speak on behalf of Inverness, we do know that our cardiology expertise in rapid immunoassay tests would complement and enhance Inverness’ announced strategy of increasing their presence in the cardiac arena.
When will you be able to provide further information?
We anticipate initiating discussions with Inverness regarding integration in the very near future and we look forward to providing you with further information as soon as we are able.
The Transaction with Inverness
How much is Inverness paying for this transaction? What are the terms of the acquisition? Is this a stock or cash transaction?
Inverness is offering to purchase Biosite’s outstanding common stock in a cash tender offer at a price of $92.50 per share, or approximately $1.6 billion in cash at closing. In addition, if the “Acceptance Time” of the Inverness tender offer (as defined in the Inverness merger agreement) does not occur on or prior to the date that is 45 days from the date of the Inverness merger agreement (or the next succeeding business day) (the “Target Date”), the tender offer price will be increased by an amount equal to $0.015205 per share per day for each day during the period commencing on the day following the Target Date through the Acceptance Time of the Inverness tender offer.
How confident are Biosite and Inverness that this transaction will go through?
Both Biosite and Inverness expect that the transaction will close at the end of the second quarter or the beginning of the third quarter of 2007. In addition, it is also a condition to Inverness’ offer that holders of at least a majority of Biosite’s outstanding common stock (determined on a fully-diluted basis) tender their shares in the offer. Inverness previously announced that it owns approximately 5% of Biosite’s outstanding shares.
What will be the composition of the stockholder base for the combined company?
This is an all cash offer. If the tender offer is successful, Biosite’s stockholders will receive cash for their shares and will no longer be shareholders of the combined company.
Is the approval of both sets of shareholders required?
The acquisition is structured as a cash tender offer. The approval of Inverness’ shareholders is not required to complete the acquisition. Biosite’s shareholders will be required to vote on the acquisition only in the event a certain percentage of shares are not tendered in response to Inverness’ offer.
What is the regulatory review process? Is this only an HSR filing, or must the FDA also conduct a review?
There will be a Hart-Scott-Rodino (HSR) filing relating to the acquisition. This filing relates to antitrust clearances in the United States, and clearance is a condition to the closing of the acquisition. Other regulatory reviews outside the U.S. may also be required. The FDA does not need to review this transaction.

-more-	2

General Employee Questions
What should employees do as a result of today’s announcement?
In the short-term it is business as usual. In fact, to maintain the value of the combined company we encourage everyone to stay focused on our customers, your job duties, the organizational priorities and participate in and support the integration efforts.
It is also important to remember that formal integration will not begin until the deal is closed. Until that time we remain independent companies.
Will this impact my job? Will any Inverness or Biosite employees be laid off?
At this time, we do not have any information regarding specific actions that may result from today’s announcement. We know that Biosite’s employees are the Company’s most important asset and this interest in our company is a testament to the value you have created. Key members of Inverness’ Human Resources team will be on-site the week of May 29, 2007 to tell you more about the company and integration plans.
What should I tell people outside the Company who ask me about the announcement?
For legal reasons, no employee should respond to media, investor or other inquiries about Inverness or Biosite or the transaction. Please refer all inquiries to Nadine Padilla, Vice President, Corporate & Investor Relations.
When will you tell me more?
We will do our best to keep employees updated as this process unfolds; however, it is important to understand that the Company must abide by certain legal and regulatory requirements throughout this process, which at times restricts our communications.
Will I be asked to relocate?
We do not have any information regarding specific actions that may result from this announcement.
How will this affect my pay and benefits?
There are no immediate changes to pay and benefits. Part of the integration process will consider how best to align compensation and benefit programs and as a result there may be some changes to benefit plans in the future.
Employee Stock Options and ESPP Under the Inverness Merger
What is the difference between my stock options and the stock I’ve purchased through ESPP?
ESPP shares that you have purchased through the Biosite ESPP are shares you own. You are a stockholder of the company and subsequently have voting rights like any other stockholder of the Company. In a nutshell, you contributed dollars from your paycheck to purchase shares of Biosite stock at a discount from other stockholders of the Company. Stock options are a right to purchase shares of the Company. You do not own the shares underlying your stock options unless and until you decide to exercise your stock options and therefore stock options do not carry any voting rights.

-more-	3

Can I buy or sell Biosite stock now?
We will continue to update employees about any trading window restrictions as appropriate. Please look for email updates. In addition, employees that are subject to the pre-approval provisions of our Insider Trading Policy should continue to seek pre-approval prior to initiating any trades. You may find a copy of the Insider Trading Policy on Biosite’s intranet in the Merger Information site.
What if I tendered my shares during Beckman Coulter’s tender offer?
Because the Beckman Coulter tender offer was terminated, you automatically regained possession of any shares you may have tendered in that offer. No action is needed on your part to regain control of your shares. However, if you would like to tender your shares to Inverness under the terms of the merger agreement, you will need to follow the directions provided in the offer to purchase materials you will receive in the near future.
I own Biosite stock. What will happen to my Biosite stock if we enter into a merger agreement with Inverness?
Inverness intends to make a cash tender offer of $92.50 per outstanding share of Biosite stock. In the near term, Biosite’s stock will continue to trade on Nasdaq and you may sell stock on the open market subject to Biosite’s Insider Trading Policy, which is available on Biosite’s intranet in the Merger Information site. Stockholders that tender shares of common stock to Inverness, and provided that Inverness accepts that tender, would receive $92.50 per share tendered at the closing of the tender offer.
What will happen to the Biosite ESPP shares that I have previously purchased in connection with Biosite’s ESPP program?
The ESPP shares you have purchased as an employee of Biosite will be treated like other outstanding shares of Biosite common stock in the acquisition.
How can I find out how many Biosite ESPP shares I own today?
All ESPP information is available for viewing through E*TRADE, Biosite’s corporate contact for stock plan purposes. You may view your stock plan account information at any time online at www.etrade.com or by calling the E*TRADE interactive voice response system.
What will happen to Biosite’s ESPP as a result of the Inverness merger?
Prior to the effective time of the merger there will be a final purchase under Biosite’s existing ESPP. Any contributions you have made towards the purchase of Biosite ESPP stock as of the final purchase date will be used to purchase ESPP stock in connection with this final purchase. Each share purchased pursuant to this final Biosite ESPP purchase will automatically be converted into the right to receive a cash payment equal to $92.50 per share in the merger.
No further offering or purchase periods will begin under the Biosite ESPP.
Does Inverness have an ESPP, and if so, when can I enroll in the plan?
Yes, Inverness does have an ESPP, however we do not currently have any information regarding Inverness’ plans for Biosite’s current compensation and benefits. We will provide you with more information as soon as possible.

-more-	4

I have an option to purchase Biosite stock. What will happen to that stock option if we enter into a merger agreement with Inverness?
Short Answer: At the closing of the merger with Inverness, with limited exceptions the vesting of each stock option outstanding will be accelerated so that the option becomes fully vested and exercisable at the closing date. For instance, any stock option held by a person who, at the closing date, does not have a status that entitles them to accrue service towards the vesting in the stock option (e.g. a person on a leave of absence or a part-time employee) would not become fully vested and exercisable at the closing date. In those situations, the stock option would not become fully vested and exercisable unless and until such person returns to a status that would entitle such person to accrue service towards the vesting in the stock option. All outstanding Biosite stock options at the time of the closing of the merger will automatically be converted into Inverness stock options.
Furthermore, if you are employed in Belgium or France, the vesting of your outstanding options will be accelerated such that the option becomes fully vested, but you may not be able to exercise vested options until after the expiration of a certain period of time, as set forth in your original grant materials. (In Belgium, a restriction on exercisability will apply only if you have signed the “Undertaking” form provided to you with your grant materials.) Biosite and Inverness will work together to determine whether these exercisability restrictions should still be applied to you after the assumption, and we will let you know as soon as possible.
Detailed Answer: The acquisition of Biosite by Inverness consists of two steps: a cash tender offer for all of Biosite’s outstanding common stock at $92.50 per share, and a merger in which any Biosite shares outstanding as of the completion of the tender offer would be converted into the right to receive $92.50 per share in cash. At the closing of the merger, each option to purchase shares of Biosite common stock that is outstanding immediately prior to the effective time of the merger will become fully vested and exercisable at the effective time of the merger (subject to limited exceptions described below) and will be assumed by Inverness and converted into a fully vested and exercisable option (with the same terms and conditions as your original stock option agreement other than the modification to your vesting and exercisability terms and the modifications to the share number and exercise price described below) to purchase shares of Inverness common stock.
The number of shares of Inverness common stock issuable upon the exercise of an assumed option will be equal to the number of shares of Biosite common stock subject to the option immediately prior to the effective time of the merger multiplied by the ratio of $92.50 divided by Inverness’ stock price at the effective time of the merger. Fractional shares will be rounded down to the nearest whole share.
The per share exercise price of an assumed option will be determined by dividing the exercise price of the option in effect immediately prior to the merger by the ratio of $92.50 divided by Inverness’ stock price at the effective time of the merger.
Please see the following page for an example.

-more-	5

Example:
If you were granted a stock option to purchase 1,000 shares of Biosite stock at $50.00 per share, and Inverness’ stock price at the effective time of the merger is $42.50, then the ratio described above will be 2.17647 (i.e., $92.50 divided by $42.50, calculated to five decimal places), and at the effective time of the merger you will have an option to purchase 2,176 shares of Inverness common stock at $22.98 per share.
Shares subject to assumed option = 1,000 x 2.17647, rounded down to nearest whole share = 2,176
Exercise price of assumed option = $50.00/2.17647, rounded up to nearest whole cent = $22.98
Intrinsic value of Biosite option = 1,000 x ($92.50-$50.00) = $42,500
Intrinsic value of assumed option = 2,176 x ($42.50-22.98) = $42,475.52 (difference due to rounding)
What do I need to do in order to convert my Biosite options/stock into Inverness shares?
Your outstanding Biosite stock options at the time of the merger close will automatically be converted into Inverness stock options as described more fully below. You do not have to do anything in this regard. If you decide to tender your Biosite stock in connection with the acquisition, you can do so by following the instructions in the offer to purchase materials from Inverness that you will be receiving in the near future.
I am currently on a leave of absence or am currently working a part time schedule. What will happen to my stock options?
If immediately prior to the effective time of the merger, you have an outstanding Biosite stock option but you do not have a status that entitles you to accrue service towards increased vesting in your option (such as leave of absence or part-time status), then your option will be assumed by Inverness but it will not become fully vested and exercisable until the time, if at all, that you return to a status that entitles you to accrue service towards increased vesting in your option.
Are there any additional items that I should be aware of in connection with a merger with Inverness and my Biosite stock options?
Yes, if the conversion of your Biosite option (as described above) would result in a per-share exercise price of the corresponding Inverness option that is less than 3% of Inverness’ stock price at the effective time of the merger, then your Biosite option will instead be cancelled and terminated in exchange for a cash payment equal to the aggregate excess of $92.50 over the exercise price of your Biosite option immediately prior to the effective time of the merger.
What happens to the vesting schedule from my converted Biosite option after the closing of the merger with Inverness?
Except in certain circumstances (as described above), all stock options will vest at closing. Inverness is assuming the original terms of your Biosite option grant except that your Biosite option will be converted into a fully vested and exercisable right to purchase shares of Inverness common stock after the effective time of the merger.

-more-	6

I have unvested stock options that are ISO’s. Will these retain their ISO status upon the merger close?
It is Biosite and Inverness’ intention that to the extent legally possible under the circumstances, each assumed Biosite option will qualify for ISO tax treatment to the extent it qualified as an ISO prior to the effective time of the merger.
How can I find out how many options I have outstanding?
All stock option information is available for viewing through E*TRADE, Biosite’s corporate contact for stock plan purposes. You may view your option account information at any time online at www.etrade.com or by calling the E*TRADE interactive voice response system.
If I terminate, will I still have 90 days to exercise my converted Biosite vested options?
Yes, Inverness is assuming the terms of the Biosite equity incentive plan under which your option was originally granted, so except for the modifications described above, all of the terms and conditions of your Biosite option will survive, including the 90 day post-termination exercise provision.
Please note that, if you are employed in Belgium and France, special rules regarding exercisability of your options after termination of employment may apply to you, which may continue to apply after the assumption of your options. (In Belgium, special rules apply only if you have signed the “Undertaking” form provided to you with your grant materials.) Biosite and Inverness will work together to determine whether these special rules should continue to apply to you after the assumption, and we will let you know as soon as possible.
Will I receive additional new options following the effective time of the merger?
Any new option grants following the effective time of a merger with Inverness will be at the discretion of Inverness.
Will my tax treatment change as a result of the merger?
We urge you to consult your own tax advisor regarding the tax consequences of the merger in light of your personal circumstances. In particular, it is possible that, in some countries, you may be subject to tax at the time of the assumption/conversion of your options into Inverness options. Further, if your options were subject to favorable tax treatment, it is possible that the favorable tax treatment is lost as a consequence of the assumption/conversion. Again, we recommend that you check with your personal tax advisor on these questions.
During the period prior to the merger close date, how can I exercise my Biosite options?
E*TRADE is still Biosite’s exclusive corporate contact for stock plan purposes. No changes in the process of exercising your options will occur at this time. Therefore, you should continue to manage any option exercises through E*TRADE by utilizing the E*TRADE web site located at www.etrade.com, automated telephone system, or by speaking with a financial service associate.
TRADE HELP CENTER — stockplans@etrade.com
E*TRADE U.S. customer service – 1.800.838.0908
E*TRADE International customer service:
Europe Residents- +44 (0) 207 516 1352
Asia/Pacific Residents- +852 3191 3000
Americas Residents- 678-624-6210

-more-	7

How do I exercise my assumed Biosite options after the merger close date?
E*TRADE will continue to be your exclusive corporate contact for stock plan purposes until you are notified otherwise. You should continue to manage any option exercises through E*TRADE by utilizing the E*TRADE web site at www.etrade.com, automated telephone system, or by speaking with a financial service associate.
TRADE HELP CENTER — stockplans@etrade.com
E*TRADE U.S.customer service – 1.800.838.0908
E*TRADE International customer service:
Europe Residents- +44 (0) 207 516 1352
Asia/Pacific Residents- +852 3191 3000
Americas Residents- 678-624-6210
Of course, you remain subject to the trading restrictions described above and in Biosite’s Insider Trading Policy. You may find a copy of the Insider Trading Policy on Biosite’s intranet in the Merger Information site.
Who can I contact for additional information related to my Biosite stock, options and/or ESPP?
Employees, please contact Robyn Shutak, at rshutak@biosite.com
Customer Interactions
What should we say to customers?
Reassure customers that it is business as usual at Biosite.
How will this change the products I can sell? Will I sell Inverness products, will they take some of mine or will we keep our products separate?
For now, until we the transaction closes, it is business as usual and we remain independent companies.
Will my customer’s contract be affected by this?
We’ve only just announced the transaction. We will communicate more details as they become available.
If customers have product/technical related questions, whom should they contact?
Until we the transaction closes, it is business as usual and we remain independent companies. Customers should continue to contact Customer/Technical Service and their sales contacts.
Will this affect test reimbursement?
We do not expect the transaction to affect reimbursement of our products.

-more-	8

Additional Information and Where To Find It
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. The tender offer for the shares of Biosite has not commenced. Stockholders of Biosite are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Inverness and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Inverness by mailing requests for such materials to: Inverness Medical Innovations, Inc., Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

9